UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28813 / July 7, 2009

In the Matter of   :
                                                          :
PowerShares Exchange-Traded Fund Trust   :
PowerShares Exchange-Traded Fund Trust II   :
PowerShares India Exchange-Traded Fund Trust   :
PowerShares Actively Managed Exchange-Traded   :
 Fund Trust   :
Invesco PowerShares Capital Management LLC   :
301 West Roosevelt Road   :
Wheaton, Illinois 60187   :
                                                          :
Invesco Aim Advisors, Inc.   :
AIM Counselor Series Trust   :
AIM Equity Funds   :
AIM Funds Group   :
AIM Growth Series   :
AIM International Mutual Funds   :
AIM Investment Funds   :
AIM Investment Securities Funds   :
AIM Sector Funds   :
AIM Tax-Exempt Funds   :
AIM Treasurer's Series Trust   :
AIM Variable Insurance Funds   :
Short-Term Investments Trust   :
Invesco Aim Distributors, Inc.   :
11 Greenway Plaza, Suite 100   :
Houston, Texas 77046   :
                                                          :
(812-13604)   :
                                                          :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

PowerShares Exchange-Traded Fund Trust, et al., filed an application on November 14,
2008, and amendments to that application on May 26, 2009 and June 17, 2009, requesting

an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from rule 12d1-2(a) under the Act. The order would permit funds of funds relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On June 8, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28760). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by PowerShares Exchange-Traded Fund Trust, et al. (File No. 812-13604), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Elizabeth M. Murphy
                                        Secretary